UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended November 30, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 000-15572

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Asheville Savings Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

Asheville Savings Bank Retirement Savings Plan
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All schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Participants

Asheville Savings Bank Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) as of November 30, 2018 (liquidation basis) and December 31, 2017 (going concern basis), and the related statement of changes in net assets available for benefits for the period ended November 30, 2018 (liquidation basis), and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2018 and December 31, 2017, and the changes in net assets available for benefits for the period ended November 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter – Plan Termination and Use of Liquidation Basis of Accounting

As described in Notes 1 and 5 to the financial statements, on March 31, 2018, the Plan was terminated and management determined that liquidation was imminent. Accordingly, the Plan has changed its basis of accounting from the going concern basis used in presenting the Plan’s 2017 financial statements to the liquidation basis used in presenting the Plan’s 2018 financial statements. Our opinion is not modified with respect to this matter.

/s/ Smith Leonard PLLC

We have served as the Plan’s auditor since 2017.

High Point, North Carolina

May 29, 2019

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Asheville Savings Bank Retirement Savings Plan

Statements of Net Assets Available for Benefits

	November 30, 2018	December 31, 2017
	(In Liquidation)

Assets
Investments at fair value
Mutual funds	$—	$5,623,102
Time deposit fund	—	629,812
Unitized stock fund	—	1,033,026
Total investments	—	7,285,940

Receivables
Notes receivable from participants	—	202,451
Participant contribution receivable	—	20,341
Employer contribution receivable	—	7,398
Total receivables	—	230,190

Net assets available for benefits	$—	$7,516,130

See Notes to Financial Statements

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Asheville Savings Bank Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the period ended November 30, 2018 (In Liquidation)

Additions:
Investment income
Net appreciation in fair value of investments	$276,526
Interest and dividends	14,704
Total investment income	291,230

Interest income on notes receivable from participants	3,056

Contributions
Participant	166,317
Employer	58,408
224,725

Total additions	519,011

Deductions:
Benefits paid to participants	8,007,260
Administrative expenses	27,881
Total deductions	8,035,141
Net decrease	(7,516,130)

Net assets available for benefits, beginning of year	7,516,130
Net assets available for benefits, end of year	$—

See Notes to Financial Statements

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Asheville Savings Bank Retirement Savings Plan

Notes to the Financial Statements

Note 1.	Description of the Plan

The following description of the Asheville Savings Bank Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan was a defined contribution plan covering all participants of the former Asheville Savings Bank, S.S.B. Effective October 1, 2017, First Bancorp acquired Asheville Savings Bank, S.S.B. (collectively the “Company”) and also acquired the Plan in the transaction. This transaction had no impact on the Plan until the Plan termination date of March 31, 2018. After termination, all participant funds were distributed for the benefit of the participants, which were finalized as of November 30, 2018. Employees who were retained by First Bancorp after the plan termination date were eligible to participate in the First Bancorp Employees’ 401(k) Plan beginning on April 1, 2018.

The Plan covered participants who had one year and 1,000 hours of service. The Retirement Committee of the Company controlled and managed the operation and administration of the Plan. Pentegra Trust Company (“Pentegra”) served as the Trustee for the Plan. Reliance Trust Company (“Reliance”) served as the custodian for the Plan. The Plan was subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants could contribute up to 60% of their pretax annual compensation, as defined in the Plan document and subject to certain Internal Revenue Code (“IRC”) limitations. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2018 and 2017, the Company contributed a safe harbor matching contribution equal to the sum of 1) 100% of the participant’s pre-tax salary contributed up to 3% and 2) 50% of the participant’s pre-tax salary contributed between 3% and 5%. Contributions were subject to certain IRS limitations.

Investment options:

Participants were able to direct the investment of their accounts into various investment options offered by the Plan. The Plan offered various mutual funds, a fund that invested in the common stock of First Bancorp, and a fund that invested in time deposits issued by the Company as investment options for participants.

Participant accounts:

Each participant's account was credited with the participant's contributions and allocations of the Company’s matching contributions and Plan earnings. Participant accounts were charged with benefit payments and allocations of administrative expenses and Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

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Vesting:

Participants were immediately vested in their voluntary contributions and their portion of the Company’s matching contributions plus actual earnings thereon.

Notes receivable from participants:

Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans were secured by the balance in the participant’s account and bore interest at the prime rate plus 1% at the date of application. Principal and interest were paid ratably through payroll deductions. All loans were settled at termination.

Payment of benefits:

On termination of service due to death, disability or retirement, a participant could elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment options as provided by the Plan. For termination of service due to other reasons, a participant could receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis could be withdrawn only upon demonstration of financial hardship, disability, or after the participant reaches the age of 59 ½.

Note 2.	Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on a liquidation basis, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets is reasonably determinable.  Under the liquidation basis of accounting, assets are stated at their estimated net realized cash value and liabilities are stated at their anticipated settlement amounts. As a result of the Plan termination effective March 31, 2018, the Plan’s financial statements as of November 30, 2018 and for the period then ended have been prepared on the liquidation basis and the December 31, 2017 financial statements have been prepared on a going concern basis, in accordance with GAAP.   There were no material changes to the 2018 financial statements as a result of the change under the liquidation basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates.

Investment valuation and income recognition:

The Plan's investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities were recorded on a trade-date basis. Interest income from notes receivable from participants was recorded when received. Other interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation included the Plan’s gains and losses on investments bought and sold as well as held during the year.

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Notes receivable from participants:

Notes receivable from participants were measured at their unpaid principal balance. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefit payments were recorded when paid.

Administrative Expenses:

The Plan’s administrative expenses could be paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions were performed by employees of the Company. No such employee received compensation from the Plan.

Subsequent events:

Management has evaluated events occurring subsequent to the date of the financial statements through May 29, 2019, the date the financial statements were available to be issued and has determined that no additional events have occurred that required adjustments to or disclosure in the financial statements.

Note 3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

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Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at November 30, 2018 and December 31, 2017. There were no Plan assets at November 30, 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded. The unitized stock fund also maintains a cash portion to provide daily liquidity. Cost approximates fair value for the cash portion of the unitized stock fund.

Time deposit fund: Valued at the NAV of units in the fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of November 30, 2018 and December 31, 2017.

November 30, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$—	$—	$—	$—
Unitized stock fund	—	—	—	—
Total assets included in the fair value hierarchy	$—	$—	$—	—
Investments measured at NAV (a)				—
Total investments at fair value				$—

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$5,623,102	$—	$—	$5,623,102
Unitized stock fund	—	1,033,026	—	1,033,026
Total assets included in the fair value hierarchy	$5,623,102	$1,033,026	$—	6,656,128
Investments measured at NAV (a)				629,812
Total investments at fair value				$7,285,940

(a)	Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

Note 4.	Related Party and Party-In-Interest Transactions

The trustee of the Plan is Pentegra, while Reliance serves as the Plan’s custodian. Fees incurred by the Plan for the investment management services were included in net appreciation in fair value of investments, as they were paid through revenue sharing, rather than a direct payment. Fees paid to Pentegra or Reliance by the Plan for administrative services were $27,881 for the period ended November 30, 2018.

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Investments in the Unitized Stock Fund represented investments in shares of common stock of First Bancorp, the Plan Sponsor. Investments in the Time Deposit Fund represented investments in certificate of deposits held at the Company. Transactions in the Company’s common stock and certificate of deposits qualified as party-in-interest.

Note 5.	Plan Termination

The Plan was terminated as of March 31, 2018, subject to the provisions of ERISA. Subsequent to March 31, 2018, no contributions, loan payments or new loans were allowed into or out of the Plan. All balances were distributed as of November 30, 2018.

Note 6.	Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by Pentegra. Pentegra has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7.	Risks and Uncertainties

The Plan invested in various investment securities which were exposed to various risks such as interest rate, market, and credit risks.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Asheville Savings Bank Retirement Savings Plan

By:	/s/ Erica Smith
Erica Smith
Senior Vice President
Plan Administrator

Date:	May 29, 2019